United States securities and exchange commission logo





                              July 6, 2022

       Carsten Breitfeld
       Global Chief Executive Officer
       Faraday Future Intelligent Electric Inc.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 9, 2022
                                                            File No. 333-258993

       Dear Dr. Breitfeld:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

       Amendment No. 2 to Form S-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants
being registered for resale. Highlight any differences in the current trading price, the
prices that the sponsor and other selling securityholders acquired their shares and warrants,
and the price that the public securityholders acquired their shares and warrants. Disclose that
while the sponsor and, if applicable, other selling
                                                        securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
                                                        Please also disclose
the potential profit the selling securityholders will earn based on the
 Carsten Breitfeld
FirstName   LastNameCarsten    Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
July 6, 2022NameFaraday Future Intelligent Electric Inc.
July 6,2 2022 Page 2
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FirstName LastName
         current trading price. Lastly, please include appropriate risk factor disclosure.
2. Please revise your disclosure to clarify the number of shares outstanding as of a recent date and following the offering, assuming full exercise of the overlying warrants and convertible notes. Additionally revise your prospectus summary to quantify all issuable shares (e.g., pursuant to other convertible securities, employee stock options, etc.) and describe how these shares are treated throughout the prospectus. In this regard, we note the following:

                Disclosure on page 7 indicates that 238,276,213 shares are outstanding, which is less than the 256,127,887 shares being offered by the selling securityholders.

                The difference between the number of shares disclosed on page 7 as outstanding before and after the offering does not correspond to the number of shares disclosed as issuable upon exercise of the overlying securities.

                Disclosure on page 123 indicates that beneficial ownership is based on 325,074,413 shares outstanding, yet the shares identified (20,410,111 issuable upon transfer agent paperwork submission and 2,387,500 upon registration statement effectiveness), does not account for the difference compared with 238,276,213 shares outstanding per page 7.

                Disclosure regarding the unissued shares as of March 31, 2022, should be updated to the most recent practicable date (pages 123 and F-10).

                We note disclosure on page F-10 that, "Until the holder of the right to receive shares
              of the Company   s Class A Common Stock is issued shares, that
holder does not have
              any of the rights of a stockholder." Please provide your legal analysis regarding the appropriateness of registering such unissued shares and identifying such holders as selling securityholders in the registration statement.
3. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

                You state on page 10 that you "expect" to use net proceeds of $767.1 million from the business combination, in addition to $172.0 million from notes payable, to to finance the ongoing operations of the business, including settlement of indebtedness.
              This statement should be updated given that the business combination was completed more than 11 months ago.

                You refer to the company's "operating results forecast" (pages 4 and 9-
              10) and "forecasts and projections of working capital" (pages 12, 65, and F-10), but we could not find these financial forecasts and projections in the prospectus.
 Carsten Breitfeld
FirstName   LastNameCarsten    Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
July 6, 2022NameFaraday Future Intelligent Electric Inc.
July 6,3 2022 Page 3
Page
FirstName LastName
                You state on pages 42-43 that the market prices of your securities "may" decline if the business combinations' benefits do not meet the expectations of investors or securities analysts. This and similar risk factor disclosure, for instance on pages 43-
              44 and 48, should be updated to describe your actual trading history and analyst coverage since the business combination was completed.

                You state on page 59 that "FF expects these amounts to decrease significantly following the completion of the Business Combination." This disclosure should be updated to reflect actual changes that have taken place since the business combination was completed.
4. We note your response to comment 1. Please revise your definition of "PRC" and "China"
         to include Hong Kong or, alternatively, revise your risk factors and other relevant disclosure to address Hong Kong with the same degree of comprehensiveness as you describe China. We also note that the registrant is defined as "FFIE," while the consolidated company is defined as "FF." Accordingly, please revise references to the securities or offering throughout to refer to the registrant; for instance, references on page
         5 to "the value of FF's securities" and "FF   s . . . ability to offer
or continue to offer our
         shares."
5. If any of your officers and directors are located in China, please revise to include a separate Enforceability section (i.e., in addition to your disclosure on page 42), to disclose the difficulty of bringing actions and enforcing judgements against these individuals.
         Refer to Item 101(g) of Regulation S-K.
Cover Page

6. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants, or securities overlying such shares.
         Revise the statement, "We will not receive any proceeds from the sale of shares of Class
         A Common Stock by the Selling Securityholders," to additionally refer to the sale of private warrants and, if true, the conversion of the convertible note. Make conforming changes in the prospectus summary and elsewhere as appropriate.
7. Disclose the exercise prices of the warrants compared to the market price of the underlying shares. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
8. We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for
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FirstName   LastNameCarsten    Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
July 6, 2022NameFaraday Future Intelligent Electric Inc.
July 6,4 2022 Page 4
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FirstName LastName
         resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
The Company, page 1

9. Please file the contract manufacturing agreement with Myoung Shin Co., Ltd. as an exhibit to the registration statement.
Summary
PRC Subsidiaries
How Cash is Transferred Through Our Corporate Organization, page 2

10. Please revise to disclose a narrative of the cash management policies and procedures that dictate how funds are transferred between your entities, including whether cash generated from one subsidiary is used to fund another subsidiary's operations, and whether you have ever faced or could face difficulties or limitations in your ability to transfer cash between subsidiaries.
Requirements under PRC Laws and Regulations, page 4

11. Please revise this section to disclose how you determined that no permissions or approvals were required in connection with your offering. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.
Risk Factors, page 8

12. Include an additional risk factor highlighting the negative pressure that potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.
13. We note that you have deleted disclosures that, "We do not believe our PRC Subsidiaries are among the 'operators of critical information infrastructure' or 'data processors'" and
         "We believe that our PRC Subsidiaries are in compliance with the aforementioned regulations and policies that have been issued by the Cyber Administration of China," and that disclosure on page 41 indicates your PRC Subsidiaries may or could become subject to enhanced cybersecurity review or non-compliance investigations. Please revise to disclose your basis and reasons for changing the foregoing determinations. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an
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FirstName   LastNameCarsten    Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
July 6, 2022NameFaraday Future Intelligent Electric Inc.
July 6,5 2022 Page 5
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FirstName LastName
         explanation as to why you did not consult counsel.
FF identified material weaknesses in its internal control over financial reporting. . . . , page 16

14.      Please address the following:

                Quantify the misstated amounts and/or provide a cross-reference to the notes to your financial statements where these amounts are quantified.

                Revise the following disclosure to clarify its meaning and scope, "Additionally, each of the material weaknesses described above could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected." Eliminate wording that appears to imply an inappropriate disclaimer of responsibility for your disclosure and financial statements; e.g., "would result in a material misstatement . . . that would not be prevented or detected."

                Revise to address specifically what remediation efforts you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.
FF Global, which is governed by an executive committee consisting of seven managers, may exert influence. . . . , page 31

15. We note your revised disclosure regarding FF Global. Please further revise to address the following:

                The risk factor caption should be tailored to reflect the risks described therein, for instance potential conflicts of interest and forced changes to management.

                Expand your disclosure regarding the shareholder litigation threatened by FF Global to describe the board and management changes sought by FF Global, including the request referenced in your Form 8-K filed June 27, 2022, the actions FF Global has taken to date, and the expected response of the company. Additionally clarify how these relate to the company's internal review and consequent management changes.

                We note that disclosure describing Dr. Breitfeld as a non-voting member of FF
              Global's board of managers has been deleted, while a note on page 112 refers to him
              "stepping down." Revise to clarify whether Dr. Breitfeld's removal from the board of managers was voluntary or involuntary, and to describe the reasons for such removal.

                File the instruments governing FF Global's board of managers as exhibits to registration statement. In this regard, we note that Exhibit 10.4 identifies Mr. Jia as
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FirstName   LastNameCarsten    Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
July 6, 2022NameFaraday Future Intelligent Electric Inc.
July 6,6 2022 Page 6
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              the managing partner and indicates his approval is needed for certain matters.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

16. We note that the projected revenues for 2022 were $504 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         SPAC in connection with the evaluation of the business combination. We also note that you have no actual revenues for the three months ended March 31, 2022, and do not expect to begin commercial production until the third quarter of 2022. It appears likely that you will miss your 2022 revenue projection. Please update your disclosure in
         Liquidity and Capital Resources, and elsewhere, to provide updated information about the
         company   s financial position and further risks to the business
operations and liquidity in
         light of these circumstances.
17. In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
18. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that FF Top Holding LLC and Season Smart Limited, beneficial owners of over 36% and 20% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
19. We note your disclosure on page 56 that "certain individuals failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation." Please expand your disclosure to assess whether and how this noncooperation and withheld information affected the outcome of the Special Committee investigation and subsequent investigative work. If significant uncertainties resulted, describe these and the related risks to the company and investors. Clearly state if any of these individuals continue to be affiliated with the company. If members of management or Mr. Jia were involved, specifically identify them by name.
20. We note the Special Committee's finding that Mr. Jia's role was inaccurately described, with his involvement in the management of the company following the business combination more significant than represented to certain investors. Please further revise your disclosure to address the following:

                You disclose that Mr. Jia has been removed as an executive officer, yet his title
 Carsten Breitfeld
Faraday Future Intelligent Electric Inc.
July 6, 2022
Page 7
           (Chief Product and User Ecosystem Officer) remains unchanged. Revise to clearly describe Mr. Jia's current role and to identify the functions and/or responsibilities that have been removed to change this to a non-executive position.

             Expand disclosure that Mr. Jia reports directly to the Executive Chairperson to clearly identify Ms. Swenson as a non-independent director, describe her nomination by FF
           Top, and state that Mr. Jia may control FF Top. Cross-reference related risk factor disclosure.

             Describe Ms. Swenson's role as Executive Chairperson and file any employment agreement related to this position as an exhibit to the registration statement.

             Add a separate risk factor specifically assessing the risks to the company and investors arising from Mr. Jia's relationship, including the fact that Mr. Jia "has significant influence over and may control the outcome of any actions taken by the
           FF Global Board through a series of familial and personal relationships," as disclosed on page 31 and elsewhere.

             Clarify Mr. Jia's position with respect to the shareholder litigation threatened by FF
           Global for the purpose of changing your management.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,
FirstName LastNameCarsten Breitfeld
                                                              Division of
Corporation Finance
Comapany NameFaraday Future Intelligent Electric Inc.
                                                              Office of
Manufacturing
July 6, 2022 Page 7
cc:       Michael P. Heinz
FirstName LastName